The Ibero-America Fund, Inc.

Exhibit 77K

At a meeting of the Audit Committee of the Registrant held on May 13, 2010, the Audit Committee approved the dismissal of  KPMG LLP (KPMG) as independent accountants to audit the Registrant's financial statements for the fiscal year ending November 30, 2010. KPMG's reports on the Registrant's financial statements as of and for the fiscal years ended November 30, 2009 and 2008 did not include any adverse opinion or  disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant's two most recent fiscal years and the  subsequent period through May 13, 2010, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as described in paragraph (v) of Item 304(a)(1) of Regulation S-K. On May 13, 2010, Ernst & Young LLP (“E&Y”) was selected as the Registrant’s independent registered public accounting firm for the 2010 fiscal year.  A majority of the Registrant’s Board of Directors, including a majority of the Independent Directors, approved the appointment of E&Y.  The Registrant requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above comments.  A copy of such letter, dated July 27, 2010, is filed as Exhibit A to this Item 77K.